UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0167
Expires: March 31, 2018
Estimated average burden
hours per response . . . 1.50

FORM 15/A-1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-32053

SIPP International Industries Incorporated
(Exact name of registrant as specified in its charter)

600 17th Street, Denver, CO 80202 (855)411-8773
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $0.001 par value per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X .
Rule 12g-4(a)(2)	.
Rule 12h-3(b)(1)(i)	.
Rule 12h-3(b)(1)(ii)	.
Rule 15d-6	.
Rule 15d-22(b)	.

Approximate number of holders of record as of the certification or notice date:	329

SIPP International Industries, Inc. (the “Issuer”) hereby requests immediate withdrawal of its request to terminate the registration of its common shares ($0.001 par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Form 15”).

The Issuer believes that withdrawal of the Form 15 is consistent with public interest and the protection of our investors. We note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended. Additional reports deemed necessary will also be filed by the Issuer in a timely manner per the provisions of Rule 12g-4(b).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2017	By:	/s/ Christopher Fascenelli
Name: Christopher Fascenelli
Its: Acting Chairman/CEO

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are

SEC 2069 (08-11)

not required to respond unless the form displays a currently valid OMB control number.